Exhibit 1

Rio de Janeiro, July 8, 2016.

Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários)

Superintendence of Corporate Relations

Manager of Company Monitoring 2

Re.: Official Letter No. 244/2016-CVM/SEP/GEA-2

Dear Sirs,

In reference to Official Letter No. 244/2016-CVM/SEP/GEA-2 (“Official Letter”), received by Oi S.A. - in Judicial Reorganization (“Oi” or “Company”), on July 7, 2016 (copy attached), whereby this Brazilian Securities and Exchange Commission—CVM requested clarifications concerning the news published on the same date on the website “Portal G1” with the title: “TCU orders Anatel to suspend the agreement with Oi (TCU determina à Anatel suspensão de acordo com a Oi).”

The company informs that it was not officially notified of the Order referred to in the news, which was delivered in a proceeding classified as restricted to the Audit Court (“TCU”), of which is not a party. Thus, it is not possible for Oi to comment on the content of such Order.

Nonetheless, Oi believes that the information reported in the news does not change the situation previously disclosed to the market by this Company.

According to the news report, “The suspension of the agreement is valid until the court makes the final decision on the subject.” In the Notice to the Market dated May 20, 2016, whereby Oi disclosed the “Approval of Term of Adjustment of Conduct by ANATEL,” it was recorded that the approval of the Term of Adjustment of Conduct by ANATEL (“TAC”) was subject to approval by the TCU for its enforcement.

Thus, according to the news, it is not clear that the Order makes any changes to the suspension of the TAC pending approval of the TCU, previously disclosed to the market in general.

The purpose of the judicial reorganization process is to ensure for the Company economic viability that allows it to fulfill its obligations, including those undertaken under the TAC. This initiative will provide benefits to society through investments in telecommunications services tailored to the current demands of users, establishing a virtuous cycle to promote quality improvements in services and the economic and social development of the country.

Oi reiterates its commitment to keeping the market timely informed with respect to the matters discussed herein regarding its business and activities and is at the disposal of the CVM for further clarifications.

Sincerely,

Oi S.A.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Official Letter No. 244/2016-CVM/SEP/GEA-2

Rio de Janeiro, July 7, 2016

To:

FLAVIO NICOLAY GUIMARÃES

Investor Relations Officer

OI S.A.

Rua Humberto de Campos, 425 – 8º floor – Leblon

CEP: 22430-190 – Rio de Janeiro – RJ

Tel: (21) 3131-2918/ Fax: (21) 3131-1383

E-mail: invest@oi.net.br

c/c: emissores@bvmf.com.br

Subject: Request for Clarifications Concerning News

Dear Sir,

1.        We make reference to the news published on July 7, 2016 on Portal G1, with the title “TCU orders Anatel to suspend the agreement with Oi”, in which the following statements are made:

Minister Bruno Dantas of the Audit Court (TCU) determined that the National Telecommunications Agency (Anatel) keep suspended the signing of an agreement with the Oi Group that allows the exchange of R $ 1.2 billion in fines for investments.

Although approved by Anatel in May, the agreement depends on TCU approval to be signed. In his analysis of the case, Dantas said that the responses sent by the agency to date have not been able to “circumvent most of the evidence of irregularities.”

The suspension of the agreement is valid until the court makes the final decision on the subject.

Judicial Reorganization

In the order dated Wednesday (July 6), Dantas says it looks “almost impossible that a company in judicial reorganization can honor the investment commitments assumed in the terms of adjustment of conduct.”

In June, Oi filed a request for reorganization, which has already been accepted by the court of Rio. The company included in the proceeding R$65.4 billion in debt.

“We question whether at any moment Anatel managed the risk involved in order to identify possible events that may affect Oi’s commitments and to obtain reasonable certainty regarding its compliance,” Dantas wrote.

[…]

2.        With respect to the above, we request your response as to the veracity of the published statements, and, if confirmed, an explanation for why these events were not disclosed in a Material Fact, pursuant to the terms of CVM Instruction No. 358/2002.

3.        The Company’s response should include a copy of this Official Letter and shall be made through the IPE System, category: “Notice to the Market,” type: “Clarifications of CVM/BOVESPA Consultation, and “News Published in the Media” subject.

4.        We highlight that, under the terms of Art. 3 of CVM Instruction No. 358/02, it is the obligation of the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchanges and the over-the-counter market entities in which the company’s securities are admitted for trading any act or material fact occurring or related to its business, as well as to ensure its wide and immediate dissemination, simultaneously in all the markets in which such securities are admitted for trading.

5.        We also remind you of the obligation in the sole paragraph of Art. 4 of CVM Instruction No. 358/02 to inquire with the directors and controlling shareholders of the Company, to determine whether they have knowledge of information that should be disclosed to the market, material fact that has occurred or is related to your business as well as to ensure its wide and immediate dissemination simultaneously in all markets where such securities are admitted to trading.

6.        Please note that as ordered by the Superintendent of Corporate Relations, in exercise of its statutory duties and, based on subparagraph II of Article 9 of Law 6,385/76, and CVM Instruction No. 452/07, punitive fines in the amount of R$1,000.00 (one thousand reais) may be applicable, notwithstanding other administrative sanctions for non-compliance with the requirements in this notice within the period of 1 (one) business day from the date of knowledge of the content of this letter, also sent by e-mail.

Sincerely,